Exhibit 99.1
Cistera Networks Announces Second Quarter Profit
2Q ’10 EPS of $0.02c per share
PLANO, Texas — November 20th, 2009 — Cistera Networks® (OTCBB: CNWT) a leading provider of enterprise application platforms and engines for Internet Protocol (IP) Communications, today reported results for the three months and fiscal year ended September 30th, 2009 (all figures in U.S. dollars and U.S. GAAP).
Revenue for the second quarter of fiscal 2010 was $0.75 million, up 64% from $0.457 million in the previous quarter and down 41% from $1.28 million in the same quarter of last year. Net income for the quarter was $0.342 million, or $0.02 per share, compared with net loss of $0.347 million, in the prior quarter and net loss of $0.598 million, in the same quarter last year.
“We are very pleased to report a profitable quarter despite a very difficult economic climate” said Greg Royal, CEO at Cistera. “It is obvious that our restructuring is delivering positive results for our shareholders and that we are able to show a strong underlying business despite the current economic recession”.
“We continue to make strong headway in the Federal, State and Local Government, and Healthcare markets and are positioning ourselves well for 2010. Maintenance revenues continue to grow and now constitute over $1.2M per annum of recurring business” says Royal. “We however continue to see market weakness in the US economy and do not expect business investment spending to increase until mid 2010”.
Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter were $0.355 million, up significantly from $0.347 million loss in the first quarter, due primarily to restructuring and a strong cost control. Gross Margins have improved from 63% to 73% of revenues due to a strong mix of software sales vs hardware sales.
About Cistera Networks, Inc.
Cistera Networks is a leading provider of enterprise application communications platforms and services. The company blends powerful application infrastructure with industry-specific business processes, to deliver the benefits of voice, video and data convergence to the user. Cistera’s industry-leading platform delivers the most reliable, scalable and secure application services for IP-based network environments. Its broad portfolio of application services enables users to improve customer service and satisfaction, increase productivity and collaboration, improve responsiveness to critical incidents and to provide a safer environment.

Based on open standards and a proven server technology foundation, the award-winning Cistera ConvergenceServer™ has a single unified administration which delivers the lowest total cost of ownership in the industry. It enables customers to create robust and scalable environments that are flexible enough to adapt to their changing needs by scaling up to support from fewer than one hundred to thousands of users, and scaling out to support multiple sites, making it ideal for a broad range of organizations. For more information, please see www.cistera.com
This release may be deemed to contain forward-looking statements that are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Cistera Networks that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cistera Networks with the SEC, specifically the most recent reports on Form 10-K and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.
Media and Investor Contact:
972-381-4699 x75003
investors@cistera.com
###